

Mail Stop 3233

May 17, 2017

<u>Via E-mail</u>
Alex B. Rozek and Adam K. Peterson
Co-Chief Executive Officers
Boston Omaha Corporation
292 Newbury Street, Suite 333
Boston, Massachusetts 02115

> **Re: Boston Omaha Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 21, 2017**
> **File No. 333-216040**

Dear Messrs. Rozek and Peterson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 13, 2017 letter.

Prospectus Cover Page

1.   We note that you have presented the underwriting discount in the table assuming that Magnolia Capital Fund, L.P. and Boulderado Partners, LLC purchase $45,000,000 in shares. Please provide this disclosure assuming that no shares are purchased by these entities.

Business, page 56

2.   We note your disclosure on page 16 that your co-chief executive officers will not devote their full time to you. Please disclose the approximate amount of time each officer will devote to your operations each week.

Out of Home Advertising, page 60

3.   We note your response to comment 13 of our letter. Please revise your disclosure to provide the information in your response.

Our Opportunity, page 61

4.   Please revise to discuss in further detail the outside historical and comparable company data and projections used to arrive at the tabular information presented on page 62. Also, tell us and revise to discuss why you believe this presentation is useful to investors.

Financial Statements

Boston Omaha Corporation

Note 2. Summary of Significant Accounting Policies

Commissions, page F-13

5.   We note your response to comment 19 that commissions are earned in full <u>when the bond is issued</u>. We also note your disclosure on page F-13 that commissions are earned <u>as of the policy effective date</u> and your disclosure on page 48 that commissions are earned <u>when the bond is written</u>. As previously requested, please clarify to us the timing for recognizing revenues from insurance commissions and revise your disclosure accordingly.

You may contact Jorge Bonilla at (202)551-3414 or Kristi Marrone at (202)551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Neil H. Aronson, Esq. (*via e-mail*)